Exhibit 99.10

SECOND SUPPLEMENTAL INDENTURE

DATED AS OF THE 22nd DAY OF NOVEMBER, 2021

BETWEEN

CARBON STREAMING CORPORATION, AS COMPANY

AND

ODYSSEY TRUST COMPANY, AS WARRANT AGENT

THIS SECOND SUPPLEMENTAL INDENTURE dated as of November 22, 2021.

BETWEEN:

CARBON STREAMING CORPORATION, a company existing under the laws of the Province of British Columbia (hereinafter called the “Company”)

- and -

ODYSSEY TRUST COMPANY, a trust company incorporated under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Warrant Agent”).

WHEREAS the Company has entered into a warrant indenture (the “Original Indenture”) with the Warrant Agent dated as of July 19, 2021, relating to the issuance of common share purchase warrants (the “Warrants”);

AND WHEREAS the Company has entered into a first supplemental indenture (the “First Supplemental Indenture” and together with the Original Indenture, the “Indenture”) with the Warrant Agent dated as of October 22, 2021;

AND WHEREAS pursuant to Section 8.1(h) of the Original Indenture, the Company and the Warrant Agent may enter into a supplemental indenture for the purposes specified therein, including without limitation, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions in the Original Indenture;

AND WHEREAS the purpose of this second supplemental indenture (this “Second Supplemental Indenture”) is to clarify the definition of “Expiry Date” contained in the Original Indenture in order to remove the ambiguity contained in the definition of “Expiry Date” of the Warrants and to align such definition with the intention of the parties as set forth for in the subscription agreements with purchasers of the Warrants and with the Company’s public disclosure and corporate/securities filings in connection therewith;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent;

NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH that in consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Interpretation Provisions.

This Second Supplemental Indenture is a supplemental indenture to the Indenture. The Indenture and this Second Supplemental Indenture will be read together and will have effect as though all the provisions of all indentures were contained in one instrument. If any terms of the Indenture are inconsistent with the express terms or provisions hereof, the terms of this Second Supplemental Indenture shall prevail to the extent of the inconsistency. Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Indenture.

ARTICLE 2

AMENDMENT AND SUPPLEMENT

Section 2.1 Amendment to Section 1.1

The definition of “Expiry Date” in the Indenture shall be deleted in its entirety and replaced with the following:

““Expiry Date” means September 19, 2026, the date that is sixty-two (62) months from the first possible date of issue of the Warrants;”

Section 2.2 Amendments to Schedule “A”

On page A-1, “[the date which is sixty-two (62) months after the date of issue of the Warrant will be inserted]” shall be deleted in its entirety and replaced with the following:

“September 19, 2026, the date which is sixty-two (62) months after the first possible date of issue of the Warrants”

On page A-3, “on the date that is sixty-two (62) months from the date of issue of the Warrant” shall be deleted in its entirety and replaced with the following:

“on September 19, 2026, the date that is sixty-two (62) months from the first possible date of issue of the Warrants”

ARTICLE 3 MISCELLANEOUS

Section 3.1 Effective Date.

This Second Supplemental Indenture shall take effect upon the date first above written.

Section 3.2 Ratification of Indenture

The Indenture, as supplemented by this Second Supplemental Indenture, is in all respects ratified and confirmed, and this Second Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent therein provided.

Section 3.3 Counterparts.

This Second Supplemental Indenture may be executed in one or more counterparts, each of which taken together shall constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the parties hereto adopt any signatures received by electronic means as original signatures of the parties.

[Signature Page Follows]

IN WITNESS OF WHICH this Second Supplemental Indenture has been duly executed by the Company and the Warrant Agent.

Dated as of the date first written above.

CARBON STREAMING CORPORATION

Per:	/s/ “Justin Cochrane”
Name:	Justin Cochrane
Title:	CEO and Director

ODYSSEY TRUST COMPANY, as Warrant Agent

Per:	/s/ “Dan Sander”
Name:	Dan Sander
Title:	President, Corporate Trust

Per:	/s/ “Amy Douglas”
Name:	Amy Douglas
Title:	Director, Corporate Trust